Exhibit 21.1

LIST OF SUBSIDIARIES

1.	Easy Park Ltd. – incorporated under the laws of the State of Israel.

2.	PARX Ltd. – incorporated under the laws of the State of Israel.

3.	OTI America Inc. – incorporated under the laws of Delaware, U.S.A.

4.	OTI PetroSmart (Pty) Ltd. – incorporated under the laws of the Republic of South Africa.

5.	ASEC S.A. (Spolka Akcyjna) – incorporated under the laws of the Republic of Poland.

6.	Easy Park Israel Ltd. – incorporated under the laws of the State of Israel.

7.	Softchip Israel Ltd. – incorporated under the laws of the State of Israel.

8.	Softchip Technologies (3000) Ltd. – incorporated under the laws of the State of Israel.

9.	CPI Communication Israel Ltd. – incorporated under the laws of the State of Israel.

10.	SmartCard Engineering S.A.S. – incorporated under the laws of the French Republic.

11.	Inseal S.A.S. – incorporated under the laws of the French Republic.